Exhibit 99.2

Megan Holdings Limited

B-01-07, Gateway Corporate Suites

Gateway Kiaramas

No. 1, Jalan Desa Kiara

50480 Mont Kiara

Kuala Lumpur, Malaysia

PROXY

Solicited on Behalf of the Board of Directors for the Extraordinary General Meeting of Shareholders (the “Meeting”)

on August 21, 2026 at 10:00 a.m. Kuala Lumpur Time (August 20, 2026 at 10:00 p.m. Eastern Time)

The undersigned hereby appoints Hoo Wei Sern (Darren Hoo) as proxy with full power of substitution, to represent and to vote as set forth herein all the Class A Ordinary Shares and Class B Ordinary Shares, each of a par value of US$0.0001 each, of Megan Holdings Limited which the undersigned is entitled to vote at the Meeting and any adjournment or postponement thereof, on the following matters that are more particularly described in the accompanying Proxy Statement:

Proposal One - Share Consolidation Proposal:

As an ordinary resolution: (a) to approve the share consolidation of the Company’s issued and unissued Class A ordinary shares (the “Class A Ordinary Shares”) and Class B ordinary shares (the “Class B Ordinary Shares” and collectively with the Class A Ordinary Shares, the “Ordinary Shares”), par value US$0.0001 each, on the basis of every 40 issued and unissued Ordinary Shares being consolidated into one Ordinary Share of the same class, such that every 40 issued and unissued Class A Ordinary Shares of par value US$0.0001 each shall be consolidated into one Class A Ordinary Share of par value US$0.004 each and every 40 issued and unissued Class B Ordinary Shares of par value US$0.0001 each shall be consolidated into one Class B Ordinary Share of par value US$0.004 each, with effect from Friday, August 21, 2026 (the “Share Consolidation”); (b) to approve that any fractional shares created as a result of the Share Consolidation shall be rounded up to the nearest whole share at the participant level; and (c) to authorize each director and/or officer of the Company, for and on behalf of the Company, to take all such actions and execute, deliver and file all such documents, notices, confirmations, applications and instruments as he or she may consider necessary, desirable or appropriate to give effect to the Share Consolidation, including updating the register of members of the Company, making or procuring the filing of the resolution and/or any other required return, notice or filing with the Registrar of Companies in the Cayman Islands in respect of the Share Consolidation and the resulting alteration of the authorised share capital of the Company, and, if considered desirable for housekeeping or consistency purposes, preparing, adopting and/or filing an updated memorandum and articles of association of the Company reflecting such alteration, and making or procuring any filings, notifications or submissions with any other applicable governmental, regulatory or self-regulatory authority or service provider (the “Share Consolidation Proposal”).

☐ FOR      ☐ AGAINST      ☐ ABSTAIN

Proposal Two - Capital Reorganization Proposal:

As a special resolution, subject to and conditional upon the approval and effectiveness of the Share Consolidation Proposal, that the par value of each Ordinary Share of the Company (whether issued or unissued) be reduced from US$0.004 to US$0.0001 by cancellation of US$0.0039 of the par value of each Ordinary Share, and the authorized share capital of the Company be thereafter increased from US$1,250 to US$50,000 by the creation of 487,500,000 additional Ordinary Shares of par value US$0.0001 each (comprising 438,750,000 additional Class A Ordinary Shares and 48,750,000 additional Class B Ordinary Shares), all as more fully described in the accompanying Proxy Statement.

☐ FOR      ☐ AGAINST      ☐ ABSTAIN

Proposal Three - Fourth A&R M&A Adoption Proposal:

As a special resolution, the fourth amended and restated memorandum and articles of association of the Company in the form produced to the Meeting as Annex A be and is hereby approved and adopted in substitution for, and to the exclusion of, the Current M&A, with immediate effect, to reflect (i) the Share Consolidation, if approved and effected; (ii) the Capital Reorganization, if approved and effected, including the reduction of par value and restoration of authorised share capital; and (iii) the amendments to the approval threshold for the passing of ordinary resolutions of the Company by way of written resolution, such that a written resolution of the members shall be passed as an ordinary resolution if it is signed by, or on behalf of, members representing a majority of the total voting rights of all the members who would be entitled to vote on that resolution, in substitution for the existing requirement that such written resolution be signed by all members entitled to vote, so as to permit ordinary resolutions to be passed in writing by the requisite majority rather than unanimously.

☐ FOR      ☐ AGAINST      ☐ ABSTAIN

In his discretion, the proxy is authorized to vote upon any other matters which may properly come before the Meeting, or any adjournment or postponement thereof.

THIS PROXY CARD IS VALID ONLY WHEN SIGNED AND DATED.

Please date and sign name exactly as it appears hereon. Executors, administrators, trustees, etc. should so indicate when signing. If the shareholder is a corporation, the full corporate name should be inserted and the proxy signed by an officer of the corporation indicating his/her title. If shares are held jointly, each shareholder named should sign.

Signature:

Print Name:

Date:

VOTING INSTRUCTIONS

To vote by Internet: visit www.proxyvote.com or scan the QR code on your voting card. To vote by Telephone: call the telephone number on your voting card. To vote by Mail: check the appropriate boxes, sign, date and return your voting card in the enclosed envelope. The latest we will accept voting is July 10, 2026, at 11:59 a.m. Kuala Lumpur Time (July 9, 2026, at 11:59 p.m. Eastern Time).

CONSENT TO SHORT NOTICE

Extraordinary General Meeting of Shareholders of

Megan Holdings Limited

to be held on August 21, 2026

The undersigned, being a Shareholder of Megan Holdings Limited (the “Company”) entitled to attend and vote at the extraordinary general meeting of Shareholders of the Company convened for August 21, 2026 at 10:00 a.m. Kuala Lumpur Time (August 20, 2026 at 10:00 p.m. Eastern Time), at B-01-07, Gateway Corporate Suites, Gateway Kiaramas, No. 1, Jalan Desa Kiara, 50480 Mont Kiara, Kuala Lumpur, Malaysia (the “Meeting”), hereby consents to the Meeting being held on less than five (5) clear days’ notice, in accordance with Article 64 of the Company’s currently effective amended and restated memorandum and articles of association.

Signature: ______________________________________

Print Name: ____________________________________

(If signing on behalf of a corporation or other non-natural person, please state title/capacity below.)

Title/Capacity: __________________________________

Date: __________________________________________

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